FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 15, 2006 regarding revision of business forecast for Fiscal 2006 and interim dividend

2.	Press release dated September 15, 2006 regarding supplementary information for Hitachi’s revision of business forecast for fiscal 2006 reasons and future improvement measures

3.	Press release dated September 15, 2006 regarding new executive officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: September 26, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revision of Business Forecast

for Fiscal 2006 and Interim Dividend

Tokyo, September 15, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that a meeting of the Board of Directors held today decided to revise the Company’s consolidated and non-consolidated business forecast for fiscal 2006, the year ending March 31, 2007, announced with annual operating results on April 27 this year. A meeting of the Board of Directors also decided on the interim dividend applicable to the current fiscal year. Details are as follows.

1. Revision of Business Forecast for the First Half of Fiscal 2006, Ending September 30, 2006

(1) Business Forecast / Consolidated (from April 1, 2006 to September 30, 2006)

(Billions of yen)

	Revenues	Operating income (loss)	Income (loss) before income taxes and minority interests	Income (loss) before minority interests	Net income (loss)
Previous forecast (A)	4,590.0	50.0	60.0	20.0	(10.0)
Revised forecast (B)	4,660.0	(17.0)	(20.0)	(55.0)	(90.0)
(B) – (A)	70.0	(67.0)	(80.0)	(75.0)	(80.0)
% change	2%	—	—	—	—

First half of fiscal 2005, ended September 30, 2005	4,413.3	77.7	82.1	21.1	(10.9)

Revenues by Industry Segment			(Billions of yen )

	Previous forecast (A)	Revised forecast (B)	(B) / (A) X 100
Information & Telecommunication Systems	1,145.0	1,130.0	99%
Electronic Devices	600.0	625.0	104%
Power & Industrial Systems	1,220.0	1,240.0	102%
Digital Media & Consumer Products	765.0	760.0	99%
High Functional Materials & Components	785.0	840.0	107%
Logistics, Services & Others	580.0	580.0	100%
Financial Services	240.0	255.0	106%
Subtotal	5,335.0	5,430.0	102%
Eliminations & Corporate items	(745.0)	(770.0)	—

Total	4,590.0	4,660.0	102%

Operating Income (Loss) by Industry Segment			(Billions of yen )

	Previous forecast (A)	Revised forecast (B)	(B) – (A)
Information & Telecommunication Systems	10.0	7.0	(3.0)
Electronic Devices	11.0	21.0	10.0)
Power & Industrial Systems	14.0	(61.0)	(75.0)
Digital Media & Consumer Products	(21.0)	(27.0)	(6.0)
High Functional Materials & Components	48.0	55.0	7.0
Logistics, Services & Others	5.0	4.0	(1.0)
Financial Services	16.0	13.0	(3.0)
Subtotal	83.0	12.0	(71.0)
Eliminations & Corporate items	(33.0)	(29.0)	4.0

Total	50.0	(17.0)	(67.0)

(2) Business Forecast / Unconsolidated (from April 1, 2006 to September 30, 2006)

			(Billions of yen )

	Revenues	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	1,150.0	(50.0)	0.0
Revised forecast (B)	1,207.0	(60.0)	(75.0)
(B) – (A)	57.0	(10.0)	(75.0)
% change	5%	—	—

First half of fiscal 2005, ended September 30, 2005	1,210.7	8.9	20.0

2. Revision of Business Forecast for Fiscal 2006, Ending March 31, 2007

(1) Business Forecast / Consolidated (from April 1, 2006 to March 31, 2007)

					(Billions of yen )
	Revenues	Operating income	Income before income taxes and minority interests	Income before minority interests	Net income (loss)
Previous forecast (A)	9,700.0	290.0	280.0	135.0	55.0
Revised forecast (B)	9,740.0	180.0	160.0	25.0	(55.0)
(B) – (A)	40.0	(110.0)	(120.0)	(110.0)	(110.0)
% change	0%	(38)%	(43)%	(81)%	—

Fiscal 2005, ended March 31, 2006	9,464.8	256.0	274.8	120.5	37.3

Revenues by Industry Segment			(Billions of yen )

	Previous forecast (A)	Revised forecast (B)	(B) / (A) X 100
Information & Telecommunication Systems	2,530.0	2,440.0	96%
Electronic Devices	1,245.0	1,250.0	100%
Power & Industrial Systems	2,660.0	2,760.0	104%
Digital Media & Consumer Products	1,565.0	1,520.0	97%
High Functional Materials & Components	1,605.0	1,700.0	106%
Logistics, Services & Others	1,215.0	1,190.0	98%
Financial Services	480.0	490.0	102%
Subtotal	11,300.0	11,350.0	100%
Eliminations & Corporate items	(1,600.0)	(1,610.0)	—

Total	9,700.0	9,740.0	100%

Operating Income (Loss) by Industry Segment			(Billions of yen )

	Previous forecast (A)	Revised forecast (B)	(B) – (A)
Information & Telecommunication Systems	93.0	58.0	(35.0)
Electronic Devices	37.0	45.0	8.0
Power & Industrial Systems	93.0	35.0	(58.0)
Digital Media & Consumer Products	(28.0)	(45.0)	(17.0)
High Functional Materials & Components	114.0	118.0	4.0
Logistics, Services & Others	19.0	19.0	0.0
Financial Services	33.0	28.0	(5.0)
Subtotal	361.0	258.0	(103.0)
Eliminations & Corporate items	(71.0)	(78.0)	(7.0)

Total	290.0	180.0	(110.0)

(2) Business Forecast / Unconsolidated (from April 1, 2006 to March 31, 2007)

			(Billions of yen )

	Revenues	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	2,600.0	5.0	30.0
Revised forecast (B)	2,670.0	(40.0)	(55.0)
(B) – (A)	70.0	(45.0)	(85.0)
% change	3%	—	—

Fiscal 2005, ended March 31, 2006	2,713.3	42.6	37.0

<Reasons for Revisions>

Operating income of the Electronic Devices and High Functional Materials & Components segments are expected to outperform initial projections. However, various factors in other segments are expected to cause operating results to be lower than originally forecast. The Power & Industrial Systems segment will book repair costs related to turbine damage at certain nuclear power plants. It has also seen a significant increase in additional costs for thermal power plants overseas. In the Information & Telecommunication Systems segment, profitability has worsened in hard disk drive operations due to a large drop in prices caused by stiffer competition. Further, falling sales of room air conditioners and DVD recorders, among other factors, are affecting the performance of the Digital Media & Consumer Products segment.

3. The Interim Dividend for the Fiscal Year Ending March 31, 2007

The interim dividend for the fiscal year ending March 31, 2007 has been set as follows.

3.0 yen per share*

*    The Company intends to pay interim dividend on December 1, 2006.

Reference: Dividends paid for the fiscal year ended March 31, 2006

Interim dividend:	5.5 yen per share
Year-end dividend:	5.5 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

FOR IMMEDIATE RELEASE

Supplementary Information for Hitachi’s Revision of Business Forecasts for Fiscal 2006

Reasons and Future Improvement Measures

In fiscal 2006, the year ending March 31, 2007, Hitachi is now forecasting net sales of 9,740.0 billion yen, 40.0 billion yen higher than initial forecasts.

However, Hitachi has sharply revised down its initial forecast for operating income by 110.0 billion yen to 180.0 billion yen. This revision mainly reflects a lump-sum charge in the power systems business, and worsening earnings in the hard disk drive (HDD), room air conditioner and other businesses, despite ongoing efforts to thoroughly reduce costs. Consequently, Hitachi is now forecasting an income before income taxes and minority interests of 160.0 billion yen, an income before minority interests of 25.0 billion yen and a net loss of 55.0 billion yen for fiscal 2006. The operating profitability outlook for each segment is as follows.

In the Information & Telecommunication Systems segment, earnings are projected to fall far below initial forecasts despite a strong performance in the storage solutions business. This deterioration mainly reflects worsening profitability in the HDD business due to a large drop in prices in the wake of intensifying price-based competition. In the Electronic Devices segment, the LCD business is on track to meeting initial forecasts for achieving profitable operations. In the Power & Industrial Systems segment, despite healthy results at Hitachi Construction Machinery Co., Ltd., Hitachi will book a lump-sum charge to cover the repair costs for turbine damage at nuclear power plants and cost overruns at an overseas thermal power plant project. This charge will result in much lower segment operating income than initial forecasts. In the Digital Media & Consumer Products segment, flat-panel TVs are almost on track to meeting initial forecasts, but a downturn in sales of room air conditioners and DVD recorders will see earnings fall below initial forecasts. Meanwhile, in the High Functional Materials & Components segment, earnings are expected to surpass initial forecasts due to a steady performance by Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd. and other subsidiaries.

In light of these revised forecasts, Hitachi will take far-reaching countermeasures in each business, as part of efforts to shift to a highly profitable earnings structure. First, in the power systems business, Hitachi today (September 15) established the Supervisory Office for Power Systems, led by the president, along with project teams within the new unit, to ascertain the cause of turbine damage at nuclear power plants and implement countermeasures. Another task of this organization will be to identify issues relating to the cost overruns at an overseas thermal power plant project and improvement measures. Efforts will also be made to reinforce systems for winning new orders for overseas thermal and nuclear power plant projects and to develop energy technologies, including next-generation nuclear power technologies. In the HDD business, Hitachi will take various initiatives to improve earnings, including launching new products that employ perpendicular magnetic recording technology and reducing costs by improving productivity and by enhancing yields. In the room air conditioner and DVD recorder businesses, Hitachi will strive to strengthen competitiveness by launching new products that fit market requirements, lowering costs and taking other steps.

To further restore reliability of products and services and reinforce manufacturing, Hitachi today (September 15) established the Supervisory Office for MONOZUKURI, led by the president. This headquarters will enhance quality assurance-related education and systems, and bolster development and design processes. Other tasks of the organization include reinforcing risk and project management capabilities, and implementing company-wide activities to restore reliability of products and services .

In light of the large recent deterioration in business performance, Hitachi will reduce the monthly salaries of executive officers.

1. Reasons for Revising Forecasts and Future Improvement Measures

1-1. Power & Industrial Systems Segment

(1) Repair costs for turbine damage at nuclear power stations

Repair costs for damage to low-pressure steam turbine blades for advanced boiling water reactor nuclear power plants installed at Hamaoka Nuclear Power Station No. 5 and Unit 2 of Shika Nuclear Power Station, operated by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company, respectively.

<Reason>

•	Hitachi plans to book a lump-sum charge during the first half of fiscal 2006 based on estimated expenses for the investigation and inspection of turbine damage, as well as immediate and permanent repairs.

<Short-term Countermeasures>

•	Fully cooperating with electric power companies, Hitachi’s Power Systems Group will work alongside Hitachi research laboratories to conduct an exhaustive investigation into the cause of the turbine damage in conjunction with immediate countermeasures. Long-term countermeasures have been formulated and are being proposed.

•	Hitachi today (September 15) established the Supervisory Office for Power Systems, led by the president, along with project teams within the new unit, to ascertain the cause of the incident and implement countermeasures.

<Medium- and Long-term Improvement Measures>

•	Reinforce technology development capabilities through unified management of research laboratories and relevant sections in business departments as part of efforts to enhance the competitiveness and reliability of core products (Bolster R&D facilities, develop engineering tools, reduce costs through development process reforms, and shorten design and manufacturing lead times)

•	Reinforce system for winning new orders for overseas nuclear power plants

•	Develop next-generation nuclear power technologies

(2) Cost Overruns at Overseas Thermal Power Plant Project

Large cost overruns have occurred at an overseas thermal power plant project (local installation work for the MidAmerican power plant project)— a 790MW ultra-super critical pressure coal-fired thermal power plant for MidAmerican Energy Company in Iowa, U.S.A.

<Reasons>

•	Hitachi suffered a large increase in costs arising from measures to reverse delays in construction processes. These delays were caused by the outflow of local construction workers and a sharp decline in construction work efficiency related to progress with recovery efforts for Hurricane Katrina in the U.S. South-Midwest region. (Plant will begin operations in May 2007 on schedule.)

•	Larger-than-planned increase in number of construction processes and deterioration in efficiency of local construction work, due to factors such as local construction companies’ relative lack of experience in construction of large-scale coal-fired thermal power plants and difficulty in securing highly-skilled workers. These factors came into play mainly because these kinds of plants have not been built in the U.S. for many years.

•	Hitachi plans to book a lump-sum charge during the first half of fiscal 2006 based on an estimate of additional costs expected to arise prior to the plant becoming operational in May 2007.

<Short-term Improvement Measures>

•	Improve construction work efficiency by shifting ordering for local construction work by local general contractors to direct ordering by Hitachi (Hitachi America, Ltd.).

•	Establish a countermeasures unit to reinforce the local project management framework, including management of construction progress, detailed inspection of construction processes, and real-time cost controls

<Medium- and Long-term Improvement Measures>

•	Reinforce overseas project management capabilities and risk management (Enhance estimates, contracts, and engineering capabilities)

•	Develop global businesses and conduct project management closely tied to each region by delegating responsibility to overseas operating companies, such as Hitachi Power Systems America, Ltd. and Hitachi Power Europe GmbH.

•	Hitachi today (September 15) established the Supervisory Office for Power Systems, led by the president, along with project teams within the new unit, to identify pressing issues and reflect improvements in future activities.

1-2. Information & Telecommunication Systems (Hard Disk Drive Business)

<Reasons>

•	Significant price drop from latter half of the quarter ended June 2006.

•	Downward revision of the initial unit shipment plan because of slower-than-expected demand growth. We are still expecting a large increase of unit shipments from the previous year.

<Improvement measures>

•	Strengthen competitiveness with new products and technology (accelerate the introduction of new products; mass production of 2.5-inch perpendicular magnetic recording drives, introduction of new 3.5-inch products, etc.).

•	Reduce production costs through yield and productivity improvements (additional yield improvement measures and productivity improvement through the contribution of media and HDD assembly line buildup in China, slider miniaturization, etc.).

•	Reduce the cycle time by total supply chain management and respond quickly to demand fluctuation through the expansion of modular production in HDD assembly lines.

1-3. Digital Media & Consumer Products

(1) Home Appliance Business

<Reason>

•	Downturn in sales of room air conditioners in the Japanese market mainly due to inclement weather

<Improvement Measures>

•	In home appliances such as room air conditioners, Hitachi will roll out new high-performance products in the Japanese market, and develop premium home appliance models for overseas markets. Other priorities include reducing materials costs and fixed costs.

•	Reinforce “all-electric” home products, such as ECO CUTE heat pump hot-water supply units and Induction Heating (IH) cooking appliances

(2) Digital Media Business

<Reason>

•	Shrinking market and price declines for high-end DVD recorders

<Improvement Measures>

•	Roll out hybrid DVD/HDD camcorders in markets worldwide and unveil low-end DVD recorders

•	In plasma TVs, Hitachi will reinforce its product lineup to better match market requirements, by simultaneously launching 50-inch and larger models in markets worldwide, as well as launching a 60-inch full-HD model in Japan and a HD-compatible model for the Chinese market.

•	Reduce plasma display panel costs with the start of first-phase full-scale production at the third plant at the Miyazaki Works operated by Fujitsu Hitachi Plasma Display Limited

2. Executive Officer Remuneration Cuts Following Recent Deterioration in Business Performance

In light of the recent large deterioration in business performance, Hitachi will reduce the monthly salaries of executive officers. For the 3 months from October 2006, the monthly salaries of the Representative Executive Officer and Chairman, and Representative Executive Officer and President will be reduced by 30%. Over the same period, Representative Executive Officers, Executive Vice Presidents and the Executive Officers in charge of the power systems business will receive monthly salaries that are 15% lower.

3. Medium- and Long-term Performance Improvement Measures

3-1. Conduct Sweeping Structural Reforms of Businesses and Establish a Highly Profitable Earnings Structure

•	Accelerate structural reforms aimed at establishing a stable, highly profitable earnings structure by boosting the profitability of strong businesses as well as evaluating and carefully reviewing businesses facing structural issues. These actions will emphasize a management approach focused on Hitachi’s proprietary FIV (Future Inspiration Value)* benchmark based on the cost of capital.

•	Grow and nurture strong businesses by concentrating resources on businesses with high earnings and market shares:

-	Social and industrial infrastructure businesses: urban systems, traffic systems, automotive systems, etc.

-	Information system businesses: storage system business, high value-added consulting services, and uVALUE businesses (businesses that create new systems and services by fusing social and industrial infrastructure businesses with information infrastructure technologies.)

-	Infrastructure technology/products: high functional materials, next-generation motors and inverters, etc.

•	Generate strong earnings by establishing a robust patent portfolio linked to priority businesses such as storage and security systems, including finger vein authentication systems

*	FIV (Future Inspiration Value)

FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

3-2. Strengthen Highly Profitable Overseas Businesses Closely Tied to Each Region

•	Further develop localized overseas operations using Hitachi’s regional chief executive system and regional head office network in four strategic global regions—North America, Europe, China and the rest of Asia

•	Concentrate efforts on and form partnerships in growing regions such as India, the Middle and Near East, Central and South America, utilizing the management infrastructure of group companies that have taken the lead in each region

•	Raise efficiency through integrated local development, production and service frameworks in the elevator and escalator business, among other fields

•	Recruit global staff and offer scheduled training in step with progress on global business development

3-3. Raise Management Efficiency by Reinforcing Group-wide Management

•	Expand group-wide synergies (technologies, marketing, procurement, IT platforms, funding, and personnel, etc.)

•	Introduce a customer-specific account manager system and reinforce group marketing and customer strategies

•	Actively reduce costs through joint group-wide procurement and other initiatives

•	Bolster business risk management by sharing strategies and information across marketing and business divisions

•	Develop an environmentally friendly product lineup using Hitachi’s technological capabilities and implement progressive environmental management to help to create a recycling-oriented society

3-4. Restoring Reliability and Reinforcing Manufacturing

•	Hitachi today (September 15) established a Supervisory Office for MONOZUKURI, led by the president, to enhance quality assurance-related education and systems, and bolster development and design processes. Another task of the organization is to reinforce risk response and project management capabilities. Meanwhile, company-wide activities will be held to restore reliability of products and services.

•	Hitachi today (September 15) established the Supervisory Office for Power Systems, led by the president, to work on reinforcing the overseas thermal power plant and nuclear power plant businesses and promote new businesses.

3-5. Reinforce business basics and ethics

•	Enforce compliance and highly ethical behavior

•	Further strengthen CSR-driven management based on Hitachi’s corporate philosophy

<Reference> Hard Disk Drive Business

Period recorded for consolidated accounting purposes	1st half of fiscal 2006 (results)	Fiscal 2006 (Forecasts as of Apr. 2006)	Fiscal 2006 (Forecasts as of Sep. 2006)	Comparisons to the forecasts as of Apr. 2006
Shipment period	Jan. 2006 to Jun. 2006	Jan. 2006 to Dec. 2006	Jan. 2006 to Dec. 2006	—
Revenues
Yen (billions of yen)	252.3	660.0	568.8	86%
U.S. dollar (millions of dollars)	2,183	5,900	5,060	86%
Operating loss
Yen (billions of yen)	(18.4)	(8.0)	(40.0)	—
U.S. dollar (millions of dollars)	(159)	(70)	(356)	—
Shipments (million units)	29.6	75-80	70-75	—

Notes:	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s forecasts for the twelve months ending March 31, 2007 include the operating forecasts of Hitachi GST for the twelve months ending December 31, 2006.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces New Executive Officer

Tokyo, September 15, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the company’s new executive officer in accordance with a determination at a meeting of the Board of Directors held today. The appointment take effect on October 1, 2006.

1. New Executive Officer [Effective October 1, 2006]

Stephen Gomersall

New Position; Senior Vice President and Executive Officer, Chief Executive for Europe

Current Position; Chief Executive for Europe

2. Executive Officers [Effective October 1, 2006] [•New/*Effective September 15, 2006]

Etsuhiko Shoyama	Chairman

Kazuo Furukawa	President, General Manager of Supervisory Office for MONOZUKURI * and Supervisory Office for Power Systems*

Michiharu Nakamura	Executive Vice President and Executive Officer, in charge of Research & Development, Business Incubation, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Technology Officer

Hiroaki Nakanishi	Executive Vice President and Executive Officer, Chief Executive for North America, Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

Takashi Hatchoji	Executive Vice President and Executive Officer, General Manager of Compliance Division, in charge of Corporate Planning & Development, Legal & Corporate Communications, Management Audit, Procurement

Takashi Miyoshi	Executive Vice President and Executive Officer, Chief Hitachi Group Headquarters, in charge of Business Development and Finance

Tadahiko Ishigaki

Senior Vice President and Executive Officer,

General Manager of Corporate Marketing Group, Group-wide Strategic Sales Office, Customer Satisfaction Promotion Center, in charge of Digital Media Business and Group-Global, General Manager of Corporate Export Regulation Division

Kunihiko Ohnuma

Senior Vice President and Executive Officer,

President & Chief Executive Officer of Urban Planning and Development Systems Group, in charge of Industrial Systems, General Manager of Motor Power Systems Division

Manabu Shinomoto	Senior Vice President and Executive Officer, President & Chief Executive Officer and Chief Technology Officer of Information & Telecommunication Systems Group

Taiji Hasegawa	Senior Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Kazuhiro Mori	Senior Vice President and Executive Officer, in charge of Hitachi Group Companies Management Assistance, President and Director of Hitachi Displays, Ltd.

Shozo Saito	Senior Vice President and Executive Officer, in charge of Power Systems Business, Production Technology, Power Technology

Junzo Kawakami	Senior Vice President and Executive Officer, General Manager of Research & Development Group and Medical Systems Business Division

Minoru Tsukada	Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

• Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, General Manager of Power & Industrial Systems Business Administration Division

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division, Vice General Manager of Power & Industrial Systems Business Administration Division

Naoya Takahashi	Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group

Junzo Nakajima	Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group

Kazuhiro Tachibana	Vice President and Executive Officer, General Manager of Consumer Business Group

Makoto Ebata	Vice President and Executive Officer, Vice General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

Masahiro Hayashi	Vice President and Executive Officer, General Manager of Kansai Area

Koichiro Nishikawa	Vice President and Executive Officer, in charge of Business Development

Shinjiro Kasai	Vice President and Executive Officer, in charge of Human Capital, General Manager of Secretarial Office and Head Office Business Support Division

Hiroyuki Fukuyama	Vice President and Executive Officer, in charge of Production Technology, General Manager of Investment Planning Office and Corporate Quality Assurance Division

3. Biography of New Executive Officer

Stephen Gomersall

Born 17 January 1948, Doncaster, Yorkshire.

Educated at Forest School Snaresbrook, and Queens’ College Cambridge, graduating in 1969 with a BA First Class in Modern Languages. Obtained MA in International Studies from Stanford University, California, 1970.

Entered Foreign and Commonwealth Office 1970.

Assigned to Japan from 1972-77 (Political officer), 1986-90 (Economic Counsellor), and as Ambassador from 1999-2004.

Also served in the United States in Washington (Political officer 1982-6), and as Deputy Permanent Representative to the United Nations in New York from 1994-98.

Worked on Rhodesia during the transition to independence, as Private Secretary to the Deputy Foreign Minister dealing with European affairs from 1977-82, and as Head of Department for international security affairs during the immediate post-Cold War period. Knighted in 2000.

Stephen retired from the Foreign Office in July 2004 and took up his present position as Chief Executive for Europe, Hitachi, in October. In that role he is responsible for the Hitachi Group’s overall European strategy and promotion of their businesses.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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